NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the Guarantee by Telefonica S.A. with respect to the Fixed Rate Senior Notes due 2016 of Telefonica Emisiones, S.A.U. from listing and registration on the Exchange at the opening of business on March 1, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on February 16, 2016. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 16, 2016.